BREITBURN ENERGY PARTNERS LP

515 South Flower Street, Suite 4800

Los Angeles, CA 90071

(213) 225-5900

September 9, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Breitburn Energy Partners LP
Registration Statement on Form S-3
File No. 333-204937

Dear Mr. Schwall:

On behalf of Breitburn Energy Partners LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated to 12:00 p.m., Eastern time, on Friday, September 11, 2015, or as soon thereafter as practicable.

The Partnership hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Partnership. The Partnership hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (213) 225-5900 or Shelley Barber of Vinson & Elkins L.L.P. at (212) 237-0022 with any questions regarding this matter.

[Signature page follows]

BREITBURN ENERGY PARTNERS LP

By:	BREITBURN GP LLC its General Partner

	By:	/s/ James G. Jackson
James G. Jackson
Executive Vice President and Chief Financial Officer

cc:	Roberta E. Kass
Lawrence C. Smith
Shelley A. Barber